                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (AMENDMENT NO. 1)(1)

                             Abington Bancorp, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00350P100
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                                 (CUSIP Number)

                   James P. McDonough, Abington Bancorp, Inc.
                   536 Washington Street, Abington, MA 02351
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            (Name, address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 00350P100                   13D                 Page  2  of  5  Pages


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     James P. McDonough
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     United States
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   155,055
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    58,196
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   158,113
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    58,196
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     216,309
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.83%
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(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the common stock, $.10 par value, of Abington Bancorp, Inc., 536 Washington Street, Abington, Massachusetts 02351.


ITEM 2.   IDENTITY AND BACKGROUND

          (a)     Name:                   James P. McDonough

          (b)     Business Address:       Abington Bancorp, Inc.
                                          536 Washington Street
                                          Abington, Massachusetts  02351

          (c)     Occupation:             President and Chief Executive Officer
                                          Abington Bancorp, Inc. and Abington
                                            Savings Bank
                                          536 Washington Street
                                          Abington, Massachusetts  02351

          (d) Mr. McDonough has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) Mr. McDonough is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws as a result of being a party to a civil proceeding during the last five years.

          (f)     Citizenship:      United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. McDonough's ownership of the issuer's common stock has increased by more than 1% of the number of outstanding shares since his April 17, 1998 filing of Schedule 13D as a result of the issuer's ongoing repurchase of outstanding shares of its common stock, allocations of common stock to Mr. McDonough's ESOP account and the grant of options to purchase shares of the issuer's common stock.

ITEM 4.   PURPOSE OF TRANSACTION

          As the President and Chief Executive Officer of the issuer, Mr. McDonough has been granted options to purchase shares of the issuer's common stock, 127,500 of which are currently exercisable. In addition, 13,485 shares have been allocated to Mr. McDonough's ESOP account. The remaining shares of the issuer's common stock owned by Mr. McDonough or family members were purchased for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. McDonough is the beneficial owner of 216,309 shares of the common stock of the issuer, representing approximately 6.83% of the 3,038,300 shares outstanding as of June 30, 2000. This amount includes 127,500 shares subject to currently exercisable options, 14,070 shares held in Mr. McDonough's self-directed IRA, 3,058 shares held in his 401(k), 54,789 shares owned jointly with his wife and 2,331 shares owned by his wife in a self-directed IRA. It also includes 538 shares held by Mr. McDonough as custodian for one of his two children and 538 shares held by his wife as custodian for one of his two children (1,076 shares total). Mr. McDonough disclaims beneficial ownership of the shares owned directly by his wife. Also includes 13,485 shares held by the issuer's ESOP as to which Mr. McDonough has the power to direct the voting.

          (b) Mr. McDonough has sole dispositive power with respect to 158,113 shares of common stock, sole voting power with respect to 155,055 shares of common stock and shared dispositive and voting power with respect to 58,196 shares of common stock.

          (c) Mr. McDonough's has not acquired shares of the issuer's common stock in the last 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Mr. McDonough has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to any securities of the issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         None.


                                      -4-
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                   July 25, 2000
                                             -----------------------------
                                                   (Date)

                                                /s/ James P. McDonough
                                             -----------------------------
                                                   (Signature)

                                               James P. McDonough
                                             -----------------------------
                                                    (Name)


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